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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                          ACCUMED INTERNATIONAL, INC.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                   004383105
      -------------------------------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 004383105             SCHEDULE 13G                  Page 2 of 8 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     WEISS, PECK & GREER, L.L.C.


2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/

3.   SEC Use Only

4.   Citizenship or Place of Organization
     DELAWARE


                         5.   Sole Voting Power
                              -0-

Number of Shares
                         6.   Shared Voting Power
 Beneficially                 1,298,400

 Owned by Each
                         7.   Sole Dispositive Power
Reporting Person              -0-

     With
                         8.   Shared Dispositive Power
                              1,298,400


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,298,400


10.  Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares*                                 /xxx/


11.  Percent of Class Represented by Amount in Row 9
     7.30

12.  Type of Reporting Person*
     BD,IA,PN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 004383105             SCHEDULE 13G                  Page 3 of 8 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     WPG-Farber, Weber Fund, L.P. (Formerly WPG-Farber Partners Fund, L.P.)


2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Delaware


                         5.   Sole Voting Power
                              -0-

Number of Shares
                         6.   Shared Voting Power
 Beneficially                 928,900

 Owned by Each
                         7.   Sole Dispositive Power
Reporting Person              -0-

     With
                         8.   Shared Dispositive Power
                              928,900


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     928,900


10.  Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares*                                 /xxx/


11.  Percent of Class Represented by Amount in Row 9
     5.22%

12.  Type of Reporting Person*
     BD,IA,PN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 004383105             SCHEDULE 13G                  Page 4 of 8 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     WPG-Farber, Weber Overseas, L.P. (Formerly WPG-Farber Overseas Partners,
        Ltd.)


2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Cayman Islands, BWI


                         5.   Sole Voting Power
                              -0-

Number of Shares
                         6.   Shared Voting Power
 Beneficially                 311,400

 Owned by Each
                         7.   Sole Dispositive Power
Reporting Person              -0-

     With
                         8.   Shared Dispositive Power
                              311,400


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     311,400


10.  Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares*                                /xxx/


11.  Percent of Class Represented by Amount in Row 9
     1.75%

12.  Type of Reporting Person*
     BD,IA,PN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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Cusip No. 004383105                 13G                              Page 5 of 8




Item 1(a).        Name of Issuer:  AccuMed International, Inc.

Item 1(b).        Address of Issuer's Principal Executive Office:

                  900 North Franklin Street, Ste. 401
                  Chicago, IL 60610

Item 2(a). Name of Person Filing: Weiss, Peck & Greer, L.L.C. ("WPG"), WPG-Farber, Weber Fund, L.P. (formerly WPG-Farber Partners Fund, L.P.) ("WPG-FW") and WPG-Farber, Weber Overseas, L.P. (formerly WPG-Farber Overseas Partners, Ltd.) ("WPG-FWO").

Item 2(b).        Address of Principal Business Office, or if None, Residence:

                  One New York Plaza
                  New York, NY 10004

Item 2(c). Citizenship: WPG is a limited liability company, organized under the laws of the State of Delaware.
                  WPG-FW is a Delaware limited partnership.
                  WPG-FWO is a limited partnership organized under the laws of the Cayman Islands, BWI.

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  004383105

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

                  (a)      ( X )      Broker or  Dealer  registered  under
                                      Section  15 of the  Securities
                                      Exchange Act of 1934 (the "Act")
                  (b)      (   )      Bank as defined in Section 3(a)(6) of the
                                      Act
                  (c)      (   )      Insurance Company as defined in Section
                                      3(a)(19) of the Act
                  (d)      (   )      Investment Company registered under
                                      Section 8 of the Investment Company Act
                                      of 1940
                  (e)      ( X )      Investment Adviser registered under
                                      Section 203 of the Investment Advisers Act
                                      of 1940
                  (f)      (   )      Employee Benefit Plan, Pension Fund which
                                      is subject to the provisions of the
                                      Employee Retirement Income



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Cusip No. 004383105                 13G                              Page 6 of 8




                                      Security Act of 1974 or Endowment Fund;
                                      see Sec. 240.13d-1(b)(1)(ii)(F)
                  (g)      (   )      Parent Holding Company, in accordance with
                                      Sec. 240.13d-1(b) (ii) (G) (Note: See Item
                                      7)
                  (h)      (   )      Group, in accordance with paragraph
                                      240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership:

The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 17,780,000 shares reported to be outstanding by AccuMed International, Inc. at September 30, 1996.

This Statement on Schedule 13G ("Schedule 13G") is filed by Weiss, Peck & Greer, L.L.C., a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under
Section 203 of the Investment Advisers Act of 1940, as amended.

As of December 31, 1996, WPG-FW, a Delaware limited partnership, a general partner of which is WPG, owned of record 928,900 shares of AccuMed International, Inc. common stock (the "Common Stock") constituting in the aggregate approximately 5.22% of the outstanding shares. By reason of its relationship with WPG-FW such shares may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPG. WPG expressly disclaims beneficial ownership of the Common Stock. WPG-FW has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by it.

As of December 31, 1996, WPG-FWO, a Cayman Islands limited partnership, owned of record 311,400 shares of Common Stock constituting in the aggregate approximately 1.75% of the outstanding shares. WPG is a general partner of WPG-FWO. By reason of its relationship with WPG-FWO such shares may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPG. WPG expressly disclaims beneficial ownership of the Common Stock. WPG-FWO has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by it.

This Schedule 13G is not being filed with respect to the shares of Common Stock which may be owned by principals of WPG, or by their respective spouses or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or shares voting or investment power with respect to such shares. Each of such principals disclaims, pursuant to Rule 13d-4, that he is the beneficial owner, within the meaning of Rule 13d-3, of the shares of common stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective general partner owns of record.


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Cusip No. 004383105                 13G                              Page 7 of 8




Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.
                  Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of the Group:

                  Not applicable.

Item 10.          Certification:

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by WPG, WPG-FW and WPG-FWO were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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Cusip No. 004383105                 13G                              Page 8 of 8




                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1997

WEISS, PECK & GREER, L.L.C.

By:  /s/ Richard S. Pollack

     Richard S. Pollack
     General Counsel

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).